Exhibit 1A.4D

OPERATION AND MAINTENANCE AGREEMENT FOR

Phytoplankton Ponus Ridge Solar LLC

This OPERATION AND MAINTENANCE AGREEMENT FOR Phytoplankton Ponus Ridge Solar LLC, dated as of December 11, 2020 (this “Agreement”), is by and between Phytoplankton Ponus Ridge Solar LLC, a Delaware Limited Liability Company (“Client”), and Plankton Asset Management LLC a Delaware limited liability company (“The Company”) (each a “Party” and collectively, the “Parties”).

WHEREAS, Client desires the Company to perform, and The Company is willing and able to perform, the operation and maintenance services for the solar PV installation at West Elementary School located at 769 Ponus Ridge Rd, New Canaan, CT 06840 consisting of a total capacity of 299.4 kW DC on the roof (the “System”).

NOW THEREFORE, in consideration of the mutual promises set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, hereby agree as follows:

1. Services. The Company shall provide the operation, management and maintenance services for the System set forth in Schedule A, attached to and made a part of this Agreement, (collectively the “Services”) for a period five (5) years (the “Term”) starting on the date the system reaches Commercial Operations (the “Commencement Date”) and ending on day before the fifth anniversary of the Commencement Date, or until earlier terminated as provided herein. Either Party can cancel this Agreement on ninety (90) days prior written notice to the other. The first page of Schedule A sets forth the Services Company is to perform and the frequency of their performance. The second through fourth pages of Schedule A set forth the procedures for electrical testing of the System.

2. Price. Client shall pay The Company an annual payment (the “Price”) for the Services. The Price is equal to $8.00 multiplied by the nameplate size of the System in Kilowatts DC. The Price will increase by two (2%) per year during the Term. The Price is payable annually, with the first such annual payment (each annual payment, a “Payment”) due on the Commencement Date and with each subsequent Payment due thereafter throughout the Term in advance on each anniversary of the Commencement Date. If a Payment is not paid within thirty (30) days of its due date, Client shall pay The Company interest at the rate of one (1%) per month on the unpaid amount of the Payment until same is paid to The Company. Client shall pay the Payments to The Company by check at the address set forth in Section 3 of this Agreement or at such other address or by such other method as The Company may notify Client of in accordance with Section 3 of this Agreement. Notwithstanding anything to the contrary in this Agreement, any costs and expenses incurred in connection with the replacement of any equipment or parts of the System shall not be for The Company’s account except as may be expressly agreed by The Company herein or in another written agreement with Client.

3. Notices and Demands. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand or facsimile, or if mailed, three days after mailing (one business day in the case of express mail or overnight courier service) to the Parties hereto at the following addresses or facsimiles (or at such other address for a Party hereto as shall be specified by like notice):

Client:	Phytoplankton Ponus Ridge Solar LLC
PO Box 250864
New York, NY 10025
Attention: Dan Giuffrida

The Company:	Plankton Asset Management LLC
PO Box 250864
New York, NY 10025
Attention: Dan Giuffrida

4. Access. Client shall give The Company reasonable access to the System to permit The Company to perform the Services.

5. LIMITATION OF LIABILITY.

(a) NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, THE LIABILITY OF CONTRATOR ARISING OUT OF OR RELATING TO THIS AGREEMENT FROM ANY AND ALL CAUSES IN ANY CALENDAR YEAR, WHETHER BASED ON CONTRACT, STICT LIABILITY, TORT (INCLUDING NEGLIGENCE), OR ANY OTHER CAUSE OF ACTION SHALL NOT EXCEED AN AMOUNT EQUAL TO THE PRICE PAID (OR TO BE PAID) BY CLIENT DURING SUCH CALENDAR YEAR. CLIENT SHALL BEAR ALL RISK OF LOSS WITH RESPECT TO THE SYSTEM.

(b) NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, A PARTY CAN OBTAIN ONLY ITS DIRECT CONTRACT DAMAGES FOR A BREACH OF THIS AGREEMENT. IN NO EVENT SHALL A PARTY OR ITS DIRECTORS, OFFICERS, SHAREHOLDERS, PARTNERS, MEMBERS, AGENTS, EMPLOYEES, CONTRACTORS, SUBCONTRACTORS OR SUPPLIERS BE LIABLE FOR INCIDENTAL, CONSEQUENTIAL, SPECIAL, PUNITIVE OR INDIRECT DAMAGES, INCLUDING WITHOUT LIMITATION, LOSS OF USE, LOSS OF PROFITS, COST OF CAPITAL OR INCREASED OPERATING COSTS, ARISING OUT OF THIS AGREEMENT WHETHER BY REASON OF CONTRACT, INDEMNITY, STRICT LIABILITY, NEGLIGENCE, INTENTIONAL CONDUCT, BREACH OF WARRANTY OR FROM BREACH OF THIS AGREEMENT.

(c) NO WARRANTY, WHETHER STATUTORY, WRITTEN, ORAL, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION, WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, OR WARRANTIES ARISING FROM COURSE OF DEALING OR USAGE OF TRADE SHALL APPLY. IN ADDITION, THE COMPANY ASSUMES NO LIABILITY HEREUNDER FOR ELECTRICAL PRODUCTION, DESIGN, OR INSTALLATION OF THE SYSTEM.

6. Miscellaneous

(a)	Integration; Schedules. This Agreement, together with the Schedule A attached hereto, constitute the entire agreement and understanding between The Company and Client with respect to the subject matter hereof and supersede all prior agreements relating to the subject matter hereof which are of no further force or effect.

(b)	Amendments. This Agreement may only be amended, modified or supplemented by an instrument in writing executed by duly authorized representatives of The Company and Client.

(c)	Limited Effect of Waiver. The failure of The Company or Client to enforce any of the provisions of this Agreement, or the waiver thereof, shall not be construed as a general waiver or relinquishment on its part of any such provision, in any other instance or of any other provision in any instance.

(d)	Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York without regard to any choice of law principles.

(e)	Severability. If any term, covenant or condition in this Agreement shall, to any extent, be invalid or unenforceable in any respect under applicable law, the remainder of this Agreement shall not be affected thereby, and each term, covenant or condition of this Agreement shall be valid and enforceable to the fullest extent permitted by applicable law and, if appropriate, such invalid or unenforceable provision shall be modified or replaced to give effect to the underlying intent of the Parties and to the intended economic benefits of the Parties.

(f)	Successors and Assigns. This Agreement and the rights and obligations under this Agreement shall be binding upon and shall inure to the benefit of The Company and Client and their respective successors and permitted assigns.

(g)	Counterparts; Headings. This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one and the same instrument. The Section and Schedule headings are inserted for convenience only and are not to be construed as part of this Agreement.

(h)	Attorneys’ Fees. If any legal action, arbitration, or other proceeding is brought for the enforcement of this Agreement or because of an alleged dispute, default, misrepresentation, or breach in connection with any of the provisions of this Agreement, except as expressly excluded in this Agreement, the successful or prevailing Party shall be entitled to recover reasonable attorneys’ fees and expenses, expert witness fees and expenses, and other costs incurred in that action or proceeding in addition to any other relief to which it may be entitled.

IN WITNESS WHEREOF, the Parties hereto have duly executed and delivered this Agreement as of the date set forth above.

Phytoplankton Ponus Ridge Solar LLC

By:	/s/ Dan Giuffrida
Name:	Dan Giuffrida
Title:	Manager
Date:	12/11/20

PLANKTON ASSET MANAGEMENT, LLC
a Delaware liability company

By:	/s/ Dan Giuffrida
Name:	Dan Giuffrida
Title:	Manager
Date:	12/11/20

Schedule A

Operations and Management

Electrical Inspection: Annual; Inspect inverters, combiners, re-combiners, AC/DC connections, signage, visible wire and conduit; clean inverter, perform string testing, record results and compare to design and commissioning report.

Mechanical Inspection: Annual; Inspect PV module surfaces, frames, racking system (including tilts, windscreens, ballasts and penetrations), inspect all visible wiring, open every combiner box and pull box for inspection (roof only), perform minor adjustments as needed.

Module Cleaning: As needed; clean modules (power wash and squeegee), soft scrub any contamination that remains, remove debris, hose down rooftop near panels into drain system.

Outage Response: Continuous; Troubleshoot cause and manage process of bringing system back online and rectifying issue. Plankton shall use every available asset to ensure system is online and operating at normal production.

Minor Repairs: 2 per year included; Provide repair labors services only for non-warranted items; breakage of glass frames, loose/disconnected wires, blown fuses, change out module or racking, repair damaged conduit or other components

Warranty Mgmt / Enforcement: Continuous; Monitor warranty schedules for modules, inverters and other components; Manage warranty requests, responses, shipping/receiving, installation; Manage system shutdown (power company fee not included if applicable) and re-connection; record all issues, contacts and results.

System Monitoring: Continuous; Examine system monitoring and metering equipment outputs, manage IT connections, analyze production discrepancies, respond to system alerts, track system production.

Performance Reporting: Annual; Comprehensive production analysis comparing projected production with actual production accounting for actual irradiance, temperature, degradation, downtime, soiling, etc.

Client Management & Billing: Continuous; Directly liaise with offtaker and its representatives, serving as point of contact for all offtaker related issues. On a monthly basis, generate production reports and client PPA invoices as needed.

Operations and Maintenance - Mechanical Inspection

PROCEDURES FOR SOLAR ELECTRIC (PV) SYSTEM PERFORMANCE CHECKLIST

1.	Check that non-current carrying metal parts are grounded properly (array frames, metal boxes, etc. are connected to the grounding system).

2.	Ensure that all labels and safety signs specified in the plans are in place.

3.	Visually inspect any plug and receptacle connectors between the modules and panels to ensure they are fully engaged.

4.	Check that strain reliefs/cable clamps are properly installed on all cables and cords by pulling on cables to verify. Secure any loose cables with wire ties and record.

5.	Check to make sure all panels are attached properly to their mounting brackets and nothing catches the eye as being abnormal or misaligned.

6.	Visually inspect the array for cracked modules. Record any issues and swap out panel with spares if available.

7.	Check to see that all wiring is neat and well supported. Correct any issues found and record.

8.	Open any sub-combiners or junction boxes and inspect for any loose wires, degradation, water intrusion or any issue that could result in down time. Repair and record results.

Operations and Maintenance - Electrical Inspection

PROCEDURES FOR SOLAR ELECTRIC (PV) SYSTEM PERFORMANCE CHECKLIST

Before starting any PV system testing

1.	Check that non-current carrying metal parts are grounded properly (array frames, metal boxes, etc. are connected to the grounding system).

2.	Ensure that all labels and safety signs specified in the plans are in place.

3.	Verify that all disconnect switches (from the main AC disconnect all the way through to the Combiner/ fuse switches) are in the open position and tag each box with a warning sign to signify that work on the PV system is in progress.

REPETITIVE SOURCE CIRCUIT STRING WIRING

The following procedure must be followed for each source circuit string in a systematic approach (i.e. east to west or north to south).

1.	Using PV Analyzer (www.solmetric.com), test each string in each combiner box and record results. (Strings under the same sunlight conditions should have similar voltages--beware of a 5 Volt or more shift under the same sunlight conditions.)

2.	Verify that both the positive and negative string connectors are identified properly with permanent wire markings. Replace any missing labels and record.

3.	Repeat this sequence for all source circuit strings.

4.	Recheck that DC Disconnect switch is open and tag is still intact.

5.	VERIFY POLARITY OF EACH SOURCE CIRCUIT STRING in the DC String Combiner Box (place common lead on the negative grounding block and the positive on each string connection—pay particular attention to make sure there is NEVER a negative measurement). Verify open-circuit voltage is within proper range according to manufacturer’s installation manual and number each string and note string position on as-built drawing.

6.	Retighten all terminals in the DC String Combiner Box to manufacturer’s specs.

WIRING TESTS--Remainder of System:

1.	Verify that the only place where the AC neutral is grounded is at the main service panel.

2.	Check the AC line voltage at main AC disconnects is within proper limits.

3.	If installation contains additional AC disconnect switches, repeat the step 2 voltage check on each switch working from the main service entrance to the inverter AC disconnect switch, closing each switch after the test is made except for the final switch before the inverter (it is possible that the system only has a single AC switch).

4.	As required; inspect, clean and test hardware including PLC, electrically controlled switches, battery backup system and relays not specifically mentioned above.

INVERTER TESTS

1.	Make sure that the inverter is off before proceeding with this section.

2.	Check open circuit voltage at DC disconnect switch to ensure it is within proper limits according to the manufacturers installation manual.

3.	If installation contains additional DC disconnect switches, repeat the step 3 voltage check on each switch working from the PV array to the inverter DC disconnect switch, closing each switch after the test is made except for the final switch before the inverter (it is possible that the system only has a single DC switch).

4.	At this point consult the inverter manual and follow proper maintenance procedure. Complete Inverter maintenance form and supply to Contractor.

5.	Confirm that the inverter is operating and record the DC operating voltage. Compare to measurement on the inverter itself.

6.	Confirm that the operating voltage is within proper limits according to the manufacturer’s installation manual.

7.	After recording the operating voltage at the inverter, close any open boxes related to the inverter system.

8.	Confirm that the inverter is producing the expected power output on the supplied meter.